August 7, 2025

Xu Zhiheng
Chief Executive Officer
Hang Feng Technology Innovation Co., Ltd.
Unit 2008, 20/F, Cheung Kong Center, 2
Queen   s Road Central, Hong Kong

       Re: Hang Feng Technology Innovation Co., Ltd.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed July 25, 2025
           File No. 333-287284
Dear Xu Zhiheng:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1
Capitalization, page 53

1. Please revise your as adjusted cash balance to reflect the $3.77 million of net proceeds, or explain how you calculated the $7.59 million amount.
 August 7, 2025
Page 2

       Please contact Valeria Franks at 202-551-7705 or Joel Parker at 202-551-3651 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Joan Wu